Filed pursuant to Rule 424(b)(3)
File No. 333-170844

UNITED STATES AGRICULTURE INDEX FUND

Supplement dated March 15, 2013

to

Prospectus dated May 1, 2012, as amended July 30, 2012 and December 28, 2012

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of United States Agriculture Index Fund dated May 1, 2012, as amended July 30, 2012 and December 28, 2012. Please read it and keep it with your prospectus for future reference.

United States Commodity Funds LLC, as Sponsor to the United States Agriculture Index Fund, has voluntarily agreed to waive a portion of its management fee. As of May 29, 2012, the management fee was reduced from 0.95% to 0.80%. The Sponsor anticipates that the waiver will remain in place through May 1, 2013. The arrangement is voluntary, however, and may be terminated or modified prior to May 1, 2013, with the approval of the Sponsor’s Board of Directors.

PROSPECTUS SUMMARY – Overview of the Trust and USAG (Page 2)

The sixth paragraph is replaced with the following:

In order for a hypothetical investment in units to break even over the next twelve months, assuming a selling price of $25.67 per unit, the investment would have to generate a 3.78% return. For more information, see the section of this prospectus entitled “— Breakeven Analysis.”

PROSPECTUS SUMMARY - Breakeven Analysis (Page 6)

The Breakeven Analysis is replaced with the following:

Breakeven Analysis

The breakeven analysis below indicates the approximate dollar returns and percentage required for the redemption value of a hypothetical investment in a single unit of USAG to equal the amount invested twelve months after the investment was made. For purposes of this breakeven analysis we have assumed the initial selling price per unit of $25.67, which equals the net asset value per unit on January 31, 2013. This breakeven analysis refers to the redemption of baskets by Authorized Purchasers and is not related to any gains an individual investor would have to achieve in order to break even. The breakeven analysis is an approximation only.

Initial Selling Price Per Unit	$25.67
Sponsor’s Management Fee (0.80%) (1)	$0.21
Creation Basket Fee (2)	$(0.01)
Estimated Brokerage Fees (0.103%) (3)	$0.03
Interest Income (0.07%) (4)	$(0.02)
Fees to Trustee(5)	$0.01
Fees and expenses associated with tax accounting and reporting (6)	$0.75
Amount of trading income (loss) required for the redemption value at the end of one year to equal the initial selling price of the Unit	$0.97
Percentage of initial selling price per Unit	3.78	%(6)

(1)	The Fund is obligated to pay the Sponsor a management fee based on average daily net assets and paid monthly. USCF LLC, as Sponsor to USAG has voluntarily agreed to waive a portion of its management fee. As of May 29, 2012, the management fee was reduced from 0.95% to 0.80%. The Sponsor anticipates that the waiver will remain in place through May 1, 2013. However, the arrangement is voluntary and may be terminated or modified prior to May 1, 2013, with the approval of the Sponsor’s Board of Directors.

(2)	Authorized Purchasers are required to pay a Creation Basket fee of $350 for each order they place to create one or more baskets of USAG. An order must be at least one basket, which is 50,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so the Creation Basket fee for purposes of this breakeven analysis is $.01 (350/50,000).

(3)	This amount is based on the actual brokerage fees for USAG calculated on an annual basis.

(4)	USAG earns interest on funds it deposits with its futures commission merchant and the Custodian and it estimates that the interest rate will be 0.07% based on the current interest rate on three-month Treasury Bills as of January 31, 2013. The actual rate may vary.

(5)	In connection with its serves as Trustee, Wilmington Trust Company is entitled to receive annual fees in the amount of $3,000 for all Funds in the series. The number in the break-even assumes that USAG as $2,567,382 in assets, which is the amount of assets as of January 31, 2013.

(6)	USAG assumed the aggregate costs attributable to tax accounting and reporting to be $75,000. This estimated amount is based on the experience of the Sponsor in its management of the Related Public Funds. The number in the break-even table assumes USAG has $2,567,382 in assets, which is the amount of assets as of January 31, 2013.

PROSPECTUS SUMMARY - The Offering – Fund Expenses (Page 9)

The first paragraph is replaced with the following:

USAG is obligated to pay the Sponsor a management fee based on its average daily net assets and paid monthly at an annual rate of 0.95%. As of May 29, 2012, the management fee was reduced from 0.95% to 0.80%. The Sponsor anticipates that the waiver will remain in place through May 1, 2013. The arrangement is voluntary, however, and may be terminated or modified prior to May 1, 2013 with the approval of the Sponsor’s Board of Directors. USAG is also responsible for all ongoing fees, costs and expenses of its operations, including:

WHAT ARE THE RISK FACTORS INVOLVED WITH AN INVESTMENT IN THE FUND? – USAG’s Operating Risks (Page 22)

The third paragraph is replaced with the following:

There is a risk that USAG will not earn trading gains sufficient to compensate for the fees and expenses that it must pay and as such USAG may not earn any profit.

USAG is obligated to pay the Sponsor a management fee of 0.95% based on its average daily net assets, over-the-counter spreads and various other expenses of its ongoing operations (e.g., fees of the Trustee). As of May 29, 2012, the management fee was reduced from 0.95% to 0.80%. The Sponsor anticipates that the waiver will remain in place through May 1, 2013. The arrangement is voluntary, however, and may be terminated or modified prior to May 1, 2013, with the approval of the Sponsor’s Board of Directors. These fees and expenses must be paid in all events, regardless of whether USAG’s activities are profitable. Accordingly, USAG must realize trading gains sufficient to cover these fees and expenses before it can earn any profit.

THE OFFERING – Compensation to the Sponsor and Other Compensation (Page 33)

The following is added to the end of the first paragraph:

As of May 29, 2012, the management fee was reduced from 0.95% to 0.80%. The Sponsor anticipates that the waiver will remain in place through May 1, 2013. The arrangement is voluntary, however, and may be terminated or modified prior to May 1, 2013, with the approval of the Sponsor’s Board of Directors.

THE OFFERING – Fees to be Paid by USAG (Page79)

Footnote number one is replaced with the following:

* USAG pays this compensation. As of May 29, 2012, the management fee was reduced from 0.95% to 0.80%. The Sponsor anticipates that the waiver will remain in place through May 1, 2013. The arrangement is voluntary, however, and may be terminated or modified prior to May 1, 2013, with the approval of the Sponsor’s Board of Directors.

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